UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

Commission File No. 000-30972

BRADNER VENTURES LTD.
(Translation of registrant's name into English)

Suite 1925, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

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BRADNER VENTURES LTD.
Suite 1925 - 200 Burrard Street
Vancouver, B.C., Canada, V6C 3L6
Tel: (604) 693-0177 Fax: (604) 638-3525

News Release

OTC SYMBOL: BNVLF	April 28, 2004

REVERSE STOCK SPLIT EFFECTED

Vancouver, British Columbia, Canada -- Bradner Ventures Ltd. (OTC-BNVLF) (the "Company") is pleased to announce that on March 16, 2004, its shareholders approved a five (5) for one (1) reverse stock split (the "Reverse Stock Split") of its authorized, issued and outstanding common stock. The Reverse Stock Split was effected with the Registrar of Companies on March 30, 2004 and with the OTC Bulletin Board on April 21, 2004. The Company's new trading symbol is BNVLF.

BRADNER VENTURES LTD.

/s/ Donald Sharpe

Donald Sharpe
President and Director

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BRITISH COLUMBIA
ALBERTA

FORM 51-102F3
(Previously Form 53-901)

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Bradner Ventures Ltd.
Suite 1925 - 200 Burrard Street
Vancouver, BC V6C 3L6

Item 2. Date of Material Change

April 21, 2004

Item 3. News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

Press Release dated April 28, 2004 disseminated via Canada Stockwatch and Baystreet.

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has effected a reverse stock split on the basis of 5 old for 1 new share and that its new trading symbol is BNVLF.

Item 5. Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

The Company announced that on March 16, 2004 its shareholders approved a five (5) for one (1) reverse stock split (the "Reverse Stock Split") of its authorized, issued and outstanding common stock. The Reverse Stock Split was effected with the Registrar of Companies on March 30, 2004 and with the OTC Bulletin Board on April 21, 2004. The Company's new trading symbol is BNVLF.

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Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7. Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked "Confidential" provide the reasons for your company's omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8. Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Donald Sharpe
President and Director
604.693-0177

Item 9. Date of Report

April 28, 2004.

BRADNER VENTURES LTD.

/s/ Donald Sharpe
Donald Sharpe, President and Director

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Donald Sharpe
Donald Sharpe, President
Date: April 28, 2004